

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 7, 2015

<u>Via E-mail</u>
Sean Zarinegar
President and CEO
American Housing Income Trust, Inc.
34225 N. 27th Drive
Building 5
Phoenix, Arizona 85058

> **Re: American Housing Income Trust, Inc.**
> **Current Report on Form 8-K**
> **Filed July 7, 2015**
> **File No. 333-150548**

Dear Mr. Zarinegar:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Coy Garrison

                                        Coy Garrison
                                        Staff Attorney
                                        Office of Real Estate and
                                        Commodities

cc: Anthony Paesano (*via E-mail*)